Barclays Capital Inc.

745 7th Avenue

New York, New York 10019

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

May 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Madeleine Joy Mateo

Re: Fidelis Insurance Holdings Limited

Registration Statement on Form F-1

File No. 333-279562

Acceleration Request Requested Date:

May 22, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Fidelis Insurance Holdings Limited, an exempted company organized under the laws of Bermuda (the “Company”), that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on May 22, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to prospective underwriters, institutional investors, dealers and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

Barclays Capital Inc.
J.P. Morgan Securities LLC Goldman Sachs & Co. LLC,

As Representatives of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Warren Fixmer
Name: Warren Fixmer
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Apoorva Ramesh
Name: Apoorva Ramesh
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Erich Bluhm
Name: Erich Bluhm
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]